Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of MCAP Acquisition Corporation (the “Company”) on Form S-1 pursuant to Rule 462(b) under the Securities Act of 1933, as amended, of our report dated February 22, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of MCAP Acquisition Corporation as of December 31, 2020 and for the period from November 12, 2020 (inception) through December 31, 2020, which report appears in the Prospectus on Amendment No. 2 to Form S-1, which is part of the Registration Statement of MCAP Acquisition Corporation (File No. 333-252607).

/s/ Marcum llp

Marcum llp

Melville, NY

February 25, 2021